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                             February 12, 2024

       Michael Henderson, M.D.
       Chief Executive Officer
       Apogee Therapeutics, Inc.
       221 Crescent St., Building 17, Suite 102b
       Waltham, MA 02453

                                                        Re: Apogee
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
9, 2024
                                                            CIK No. 0001974640

       Dear Michael Henderson:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Melanie E. Neary